FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

800, 850 West Hastings Street, Vancouver, British Columbia, V6C 1E1

EXHIBIT LIST

99.1       Condensed Consolidated Interim Financial Statements for the Three Months Ended, March 31, 2011

99.2        Management Discussion and Analysis for the Three Months Ended, March 31, 2011

99.3        Certificate of Interim Filings - CEO

99.4        Certificate of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.

(Registrant)

Date:  June 15, 2011
/s/ Bradford Cooke
Bradford Cooke
Chief Executive Officer